CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 15, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  00029870

CREAM MINERALS READIES FOR FURTHER WORK IN SIERRA LEONE FOLLOWING ORDERLY NATIONAL ELECTIONS – SEWA RIVER MINING LICENCE APPLICATIONS UNDERWAY

Cream Minerals Ltd. (TSX-V “CMA”), has been shipping and preparing further washing plants for work on its Sewa River Licences, where a bulk sampling programme earlier this year confirmed the occurrence of diamonds in the active gravels of the river channel (see News Release dated 23rd May 2007).

The bulk samples were taken from the river bed which is more than 500 meters wide and has large sand and gravel islands formed down stream of several diabase dykes that cross the river.  The dykes act as giant natural riffles across the full width of the river bed, causing the concentration of heavy minerals such as diamonds and gold.  Exploration licences for gold and diamonds have been granted to the Company and its joint venture partner Casierra Diamond Corporation that permit the bulk sampling.  Applications have been made for small scale mining licences that will allow test mining of the river bed where it is traversed by the three most important dykes.  The joint venture gives Cream Minerals a 70% interest in the Sewa Licences.

The recent Sierra Leone Presidential election was completed in mid-September, with a run-off vote that placed candidate Ernest Bai Koroma with a clear majority of more than 950,000 votes compared to almost 790,000 votes for the former governing party candidate.  As an indication of the maturing state of the Nation, there were only 2.45% of the votes cast considered to be invalid and voter turn out was in the order of 68%, better than seen in most Canadian elections.

Cream Minerals is pleased to advise that licence fees for the offshore exploration licences have been advanced to allow further work to continue on that sector during the coming dry season.  Water levels in the Sewa were exceptionally high this year as a result of a longer rainy season and some excess precipitation from the storm systems that caused heavy flooding in Burkina Faso and Ghana in mid-September.  As a result the Sewa programme has been set to start in January 2008 in order to have better access to river bed gravels.  Any diamonds recovered from the mining effort will be passed through the Kimberley Process to obtain certificates of origin and assure proper payment of royalties to the Government of Sierra Leone.  This will permit the Company to export its production.

B. Ainsworth, P.Eng, BC, is the Qualified Person responsible for preparing this news release for Cream Minerals Ltd.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622  Fax: (604) 687-4212  Toll Free: 1-888-267-1400

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

Or,

Catarina Cerqueira, CHF Investor Relations

Tel: (416) 868-1079, Ext. 251  Email: catarina@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.